UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3. File Nos. 333-13550 and 333-84519, and into each respective prospectus that forms a part of those registration statements.

Deutsche Telekom AG (“Deutsche Telekom”) has announced the closing of the sale of approximately EUR 2.3 billion of convertible bonds that are mandatorily convertible into common shares of Deutsche Telekom at maturity on June 1, 2006 (the “Securities”).  The Securities were issued by Deutsche Telekom’s Dutch finance subsidiary, “Deutsche Telekom International Finance B.V.”, and guaranteed by Deutsche Telekom. The Securities were priced at par with a 6.5% coupon and a conversion ratio that, depending on the share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The Securities were placed with non-U.S. institutional investors outside the United States. Deutsche Telekom granted the managers an option (exercisable until March 26, 2003) to resell to Deutsche Telekom a maximum amount of around EUR 210 million in principal amount of the Securities at par for stabilization purposes.

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

The distribution of this announcement and the offer and sale of Deutsche Telekom securities in certain jurisdictions may be restricted by law. This announcement is not intended for distribution in any such jurisdictions. Any persons reading this announcement should inform themselves of and observe any such restrictions.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. The Securities have not been and will not be registered under the U.S. Securities Act of 1933. They may not be offered or sold in the United States absent registration under that Act or an applicable exemption from the registration requirements of the Act.   The Securities are in bearer form and are therefore subject to U.S. tax law requirements.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are in the United Kingdom and either have professional experience in matters relating to investments or are high net worth companies, unincorporated associations etc for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilization/FSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: March 4, 2003